77H Changes in control of registrant

a)	Date of special meeting June 30, 2010

b)	Not applicable

c)	Approval of the new Subadvisory agreement by and among Monteagle Funds, Nashville Capital Corporation and Davis Hamilton Jackson & Associates, L.P.

d)	Not applicable

Notification to shareholders dated June 7, 2010 and results of voting is attached.